Exhibit 99.1

GigCapital, Inc. and Kaleyra S.p.A. Announce Combination – March 5, 2019

C O R P O R A T E    P A R T I C I P A N T S

Dr. Avi Katz, Founder, Executive Chairman of the Board and Chief Executive Officer, GigCapital, Inc.

Mr. Dario Calogero, Founder, Executive Chairman of the Board and Chief Executive Officer, Kaleyra S.p.A.

Mr. Terry Hsiao, Head of Strategy, Kaleyra S.p.A.

Mr. Jim Fanucchi, Managing Director, Darrow Associates Inc.

P R E S E N T A T I O N

Operator:

Good day, everyone. Welcome to the conference call to discuss the recently announced business combination of GigCapital, Inc. and Kaleyra S.p.A. At this time, all participants will remain in a listen-only mode, as our call is being recorded.

Mr. Jim Fanucchi of Darrow Associates, you may begin.

Mr. Jim Fanucchi:

Thank you, Operator, and welcome, everyone, to today’s conference call. Please note that this call will be available for replay through March 12. A press release, issued on February 26, 2019, discussing the combination between GigCapital and Kaleyra can be found on GigCapital’s website at www.gigcapitalglobal.com, and it was also filed by GigCapital with the SEC in a current report on Form 8-K on that date. In addition, the Investor Presentation that will be referenced as part of today’s discussion is posted in the Investors section of GigCapital’s website and can also be obtained from the SEC as an exhibit to that current report on Form 8-K. In the press release and Investor Presentation, please review our comments regarding forward-looking statements, as well as other reports filed by GigCapital with the SEC from time to time.

Today’s presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equities, debt or other financial instruments of Kaleyra or GigCapital, or any of Kaleyra’s or GigCapital’s affiliate securities, or a solicitation of proxies in connection with the proposed business combination or related transactions, as such terms are defined under United States securities laws. GigCapital will file preliminary and definitive proxy statements with the SEC and will mail a definitive proxy statement and other relevant documents to its stockholders. Please review the disclaimers in the Investor Presentation regarding participants in the solicitation.

The Investor Presentation has been prepared to assist interested parties in making their own evaluation of the proposed investment and for no other purpose. The information contained therein does not purport to be all-inclusive. We refer you to the language regarding forward-looking statements that can be found on Pages 2 and 3 of the Investor Presentation for more a more detailed review of the risks and uncertainties contained therein.

GigCapital, Inc. and Kaleyra S.p.A. Announce Combination – March 5, 2019

The presentation includes certain non-GAAP financial measures, including Italian and other local jurisdiction GAAP revenue and Adjusted EBITDA of Kaleyra. You can find a reconciliation of Adjusted EBITDA in the appendix to the Investor Presentation. Adjusted EBITDA is being used to determine whether conditions have been achieved that would result in the issuance of an earn-out. GigCapital Management also believes that this non-GAAP measure of Kaleyra’s financial results provide useful information to Management and investors regarding certain financial and business trends relating to Kaleyra’s anticipated financial condition and results of operations.

Leading today’s call is Dr. Avi Katz, Founder, Executive Chairman of the Board and Chief Executive Officer of GigCapital. We are also joined from Kaleyra by Mr. Dario Calogero, Founder and current Chairman of the Board and Chief Executive Officer, and Mr. Terry Hsiao, Kaleyra’s Head of Strategy.

At this time, I will turn the call over to Dr. Katz. Please go ahead, Avi.

Dr. Avi Katz:

Thank you, Jim, and thank you, everyone, who has joined us today on the call. This is a momentous day for both GigCapital and Kaleyra. We are thrilled to partner with Kaleyra, which is led by an exceptional team, headed by Dario, to enable Kaleyra a path to become a publicly traded company on the New York Stock Exchange in the second half of 2019.

What attracted us to Kaleyra were a combination of items. First and foremost, Kaleyra is built and managed by a group of entrepreneurs who bootstrapped their organizations over the last 20 years to join forces in establishing Kaleyra into a high-tech, vivid and fast-growing Cloud Platform as a Service, or CPaaS, company. Many of us at GigCapital have started our own ventures and shared the passions of creating and growing into sustainable organizations. More so, Kaleyra has demonstrated excellent operational and financial performance over its 20 years of history. Kaleyra has remained profitable for 10 consecutive years. Led by a combination of organic and strategic growth, pro forma revenues have nearly doubled over the last three years, while per forma Adjusted EBITDA has increased by 3x during the same period.

Kaleyra has consistently delivered innovative technology and product leadership in the CPaaS market. One industry analyst firm estimated the total addressable CPaaS market could increase at approximately 30% compounded annual growth through the end of 2022. Kaleyra is in an excellent position to take advantage of this projected growth for the reasons we will discuss during this call.

The Company solution includes identity authentication, mobile and voice identifications on transactions, banking services authorizations, most notably via different integrated mobile channels through its platform. A deeper description of the technology, products and markets will be provided later in this call by Dario and by Terry.

The Leadership Team at Kaleyra is, indeed, recognized as industry thought leaders, with several decades of experience in the CPaaS industry. Dario is a strong voice in the CPaaS market, and we are thrilled by his desire to continue to lead the Company as the Chief Executive Officer. He will lead the operations of both transactions, supported by his strong current Management Team, and remain a member of the Board of Directors.

I strongly believe the combination of Kaleyra and GigCapital brings unique, attractive and promising opportunities to all shareholders, and we are looking forward to working in concert with all of them to build a new and advanced CPaaS industry leader company.

Being the first transaction of the GigCapital Group since inception in December 2017, it also sets a new discipline in the special-purpose acquisition company, or SPAC, or as called blank-check firm industry, which we addressed and have coined as private-to-public equity, or PPE, company. I’m happy to share

GigCapital, Inc. and Kaleyra S.p.A. Announce Combination – March 5, 2019

that the PPE structure deploys professional M&A metrics concepts, rather than one-time arbitrary target combinations. So, to combine the PPE vehicle with high-end, successful and profitable technology companies to enable the fast path to public currency for the purpose of strategic growth and enhancing the roll-up platform. In selecting our target partner, we see a horizon of about five 10 years of jointly building a unicorn enterprise through organic and strategic consolidation beyond the initial combination consummation.

Turning to the transaction summary, on Slide 5 of the slide deck posted in the GigCapital website, the pro forma enterprise value of the transaction is $192.1 million, based on a share price of $10.14 per share. This represents what we believe to be a most attractive valuation of only 1.5 times 2019 estimated revenue of $126.7 million and only 1.2 times 2020 estimated revenue of $161.2 million, representing a greater than 60% valuation discount when compared with the large universe of companies in the CPaaS sector. This transaction was done with the purpose of building a solid, deep-value investor base on day one of trading to support Kaleyra as it moves to establish an industry-leading position in the next few years.

Other key terms include the following: GigCapital will purchase all of the ordinary shares of Kaleyra from its shareholders. The aggregate purchase price payable at the closing, excluding transaction expenses and subject to certain adjustments, will consist of:

One: a mix of cash, convertible promissory notes, with conversion to be based upon the volume weighted average price of GigCapital common stock, or both in the aggregate amount of only $15 million, or less than 8% of the enterprise transaction value. It is important to emphasize the ratio of the cash paid at closing to the deferred payment, as per the seller’s note, decreases as a function of the potential level of redemption by the stockholders of GigCapital; hence, does not impose any burden of condition on the availability of minimum cash at the closing time.

Number two, the rest of the transaction proceeds to the sellers and Kaleyra employees of about 92%, provided by way of approximately 8.6 million to 10.2 million shares of GigCapital common stock, as it’s directly correlated to the amount of cash paid in closing, all depending on the potential level of redemption by the stockholders of GigCapital, and thus will be used to determine the exact number of shares to be issued. Similarly, and in addition, the Kaleyra shareholders and employees will be entitled to receive between approximately 2.7 million and 4.3 million shares of GigCapital common stock as an “earn-out” counter-proportional to the level of redemption by the stockholders of GigCapital and split over two years. The total earn-out is based upon the post-combination Company’s total annual revenue growth of at least 30% and Adjusted EBITDA growth of at least 45% for the periods 2019 over 2018, and 2020 over 2019, but with the possibility of a partial earn-out in the event that the annual revenue growth is at least 24% or 80% of the target set.

The cash component of the purchase consideration, if any, is to be funded by cash in GigCapital’s trust account established in connection with its initial public offering, as well as the cash held in Kaleyra as of the closing, and the closing of the combination is completely independent of minimum cash delivered from GigCapital trust; namely, independent of any potential redemption level.

GigCapital has also agreed to adopt an equity incentive plan, which it will submit to its stockholders for approval in the next few months. So long as such equity incentive plan is adopted and approved, GigCapital has agreed to issue certain employees of Kaleyra or its subsidiaries an approximately 1.291 million restricted stock units that represent the portion of the closing and earn-out consideration.

As part of the transaction, the sponsor investors of GigCapital, lead by myself as the sole managing member, have agreed to defer vesting by conversion of existing sponsors shares to what are effectively earn-out shares. As such, we are subject to risk of forfeiture of between approximately 252,000 shares to approximately 2 million shares of GigCapital common stock, which would be directly correlated to the level of potential redemptions by the stockholders of GigCapital and under the same earn-out conditions

GigCapital, Inc. and Kaleyra S.p.A. Announce Combination – March 5, 2019

of the Kaleyra shareholders, although both the Kaleyra and GigCapital shareholders have all agreed to a 12-month lock-up period of their common shares, as of the day of the consummation of this transaction.

Finally, GigCapital’s IPO underwriters and buy side advisor Cowen and Company, and Northland Capital Markets, Kaleyra’s advisor on the sell side, have both agreed to convert up to 80% of their expected cash underwriter fees to equivalent value of common shares being directly correlated to the level of potential redemptions by the stockholders of GigCapital, so to minimize the cash constraint demands at closing as it relates to the underwriter fees.

The transaction is subject to customary closing conditions, including regulatory and stockholder approval, and we currently expect to close in the second half of 2019.

A more complete summary of the agreement terms can be found in the current reports on Form 8-K we made with the SEC on February 26, 2019.

On Slide 6, we show the pro forma capitalization and ownership of Kaleyra, Inc. post the combination. Assuming no redemption of shares by the GigCapital shareholders taking place through the transaction, the total enterprise value of the company would be about $192 million, about 33% of the shares would be owned by the Kaleyra shareholders and the RSUs held by the Kaleyra employees, about 12% of the shares would be owned by the GigCapital sponsor shareholders, and about 55% of the shares would be owned by the GigCapital, Inc. public stockholders.

Finally, before introducing Dario and Terry, who will provide an overview of their business, I want to take a moment to highlight again that this combination represents the first transaction of the GigCapital PPE Group. Since our inception in December 2017, we have screened more than 400 companies as potential partners of the PPE combination, and we could not be more delighted and thrilled than with our upcoming combination with Kaleyra.

We founded the GigCapital Group team, which is led by long-time technology industry experts, with a sole desire to provide a platform designed to mentor and guide exceptional U.S. and overseas privately held and overseas listed technology companies that are run by dedicated entrepreneurs in their journey to become a U.S. publicly traded company. By using our mentor investor private-to-public equity trademarked methodology, we are confident that we bring to our prospective partners the financial, operational, legal and executive mentoring that are required in order to accelerate their path to become a public company. As part of our discipline, we are committed to stay as partners with these companies through their continuous growth and roll-up stages post the public offering and through the growth and roll-up stages.

The combination with Kaleyra exhibits the foremost example of the value that the GigCapital Group team can bring to fast-growing technology companies, by providing a rapidly executable complete platform to enable a swift path to listing on the New York Stock Exchange. I’m confident that following partnership with Kaleyra, the GigCapital Group team will leverage our PPE platform to launch new projects to further explore combinations with other technology companies around the globe in order to enable the transactions to become a publicly traded company in the United States.

Now, it is my great pleasure to introduce Dario Calogero, Founder and current Chairman of the Board and Chief Executive Officer of Kaleyra. Please go ahead, Dario.

Mr. Dario Calogero:

Thank you, Avi, and good day, everyone. I’m very proud to be part of this combination. Today marks another step in our successful journey from a start-up 20 years ago. It also represents a significant milestone that will fuel our next phase of growth within the consolidating cloud communication for enterprises market. From our earliest days of business to where we are today as a global firm with $100

GigCapital, Inc. and Kaleyra S.p.A. Announce Combination – March 5, 2019

million in revenue, we have maintained the same dedication and passion to growing our business. I expect this combination will further strengthen our business and further establish Kaleyra as a leading player in the CPaaS market.

I want to now move to Slide Number 7 and offer an introduction to Kaleyra.

(a)

Kaleyra provides a cloud communication platform for enterprises. Our served markets include FinTech, e-commerce and enterprises in the communication of transactions and interactions with their customers worldwide.

(b)

We have a global presence with a diverse base of 3,000 customers around the world. No customer accounts for more than 10% of our total revenue. The majority of our customers span Europe, Asia-Pacific, the Middle East and Latin America. I want to highlight that our small presence currently in North America is an opportunity to penetrate this large market for future revenue expansion.

(c)

We believe that investment in innovation is critical in order to meet our financial targets. Approximately 43% of our workforce is dedicated to engineering and new product development. Supported by our world-class Development Team of more than 50 employees, we are now well positioned in the CPaaS segment as the preferred partner for both small and medium-sized businesses and larger enterprises, offering a highly secure, compliant and integrated mobile communication platform as a company.

(d)

As Avi noted earlier, we have seen exceptional revenue growth, going from US$55 million in sales in fiscal 2016 to about US$100 million in fiscal 2018. Based on our current expectation, we believe Kaleyra can reach US$200 million in sales by fiscal year 2021.

But, before Terry provides an overview of our businesses, products and markets, I want to close by saying that I share Avi’s excitement over this proposed deal. Kaleyra is at an inflection point, with the opportunity to become one of the leading players in the CPaaS market. I am confident that through continued product announcements and market expansion, our revenue and profitability growth rates over the next two years could match those that we have achieved in the recent three-year period.

Now, I would like to turn the call over to Terry, who will walk through the remaining slides in our presentation about strategy, products and markets.

Mr. Terry Hsiao:

Thank you, Dario, and good day to everyone joining us. I will also echo the comments from Avi and Dario that we’re thrilled with the combination of GigCapital and Kaleyra and look forward to the opportunity it brings all of us in the future.

Now, turning to the presentation, starting on Slide 9, at Kaleyra, we focus on trusted cloud communication as a platform providing omni-channel communications for enterprises and businesses to engage with their customers, whether it’s voice, messaging, push notification or email. We see more and more businesses embed cloud communications as part of their digital transformation in an effort to engage with customers efficiently and effectively on their mobile devices.

Slide 10 shows that our base of our customers come from a wide range of industries. We provide a snapshot of them in this slide. A bank customer, for example, relies on Kaleyra to deliver secure and compliant anti-fraud or user spend control notifications to their credit or debit cardholders. Other examples include 2-factor authentication and monthly account updates.

GigCapital, Inc. and Kaleyra S.p.A. Announce Combination – March 5, 2019

On Slide 11, where you will see our suite of API products and services are similar to other cloud communication platforms, the key elements of Kaleyra’s differentiation are security, compliance and integration. These are our core competencies, allowing Kaleyra to compete successfully against other CPaaS companies, particularly in industries such as banking, financial institutions or healthcare, where security, compliance and integration are top of mind. As we finalize our work plan and roadmap toward 2019 and beyond, web search and artificial intelligence, deep data analytics and machine learning will be added as additional cornerstones to our product offering.

Slide 12 shows that Kaleyra’s transaction-based platform comes with significant operating leverage due to diminishing cost of delivering incremental transactions. With over 20 billion text messages and one billion voice calls processed on our platform in 2018, we project to grow the bottom line at twice the rate to our growth in the top line, from around $8.2 million in Adjusted EBITDA in 2018 to about $25 million in 2021.

Slides 13 and 14 give a quick overview of the CPaaS market. For decades, telecom has been a hardware-driven marketplace with human-generated transactions. For example, I will pick up a device and call you, you will use a device to send me a message. It used to be expensive to carry the payload, until voice-over IP and OTT — over the top — applications leveraged the Internet to significantly reduce the cost of delivering telecom services. In the past five years, we have seen a paradigm shift where the combination of software and web service API make it possible to deliver unlimited, low-cost, omni-channel communication services via the cloud. As we described earlier, industry analysts following our space are projecting the CPaaS market will grow at over 30% annually over the next four years. Kaleyra will participate in this exciting growth, where AI, Chatbot and IoT will only further fuel this large addressable market.

In Slides 15 and 16, we provide a summary of Kaleyra’s growth strategy. There is some low-hanging fruit by simply entering new geographic markets. For example, we have already leveraged our strong base of bank customers in Europe and added new bank customers in India. We expect to continue enhancing the suite of omni-channel by adding WhatsApp and RCS, and further grow our list of integrations with third-party software platform providers.

Last, but certainly not the least, one of the reasons we’re excited about our combination with GigCapital is the ability to leverage both the acquisition template Avi described earlier and the publicly traded stock as the currency to further expand and accelerate our growth plan. We have already vetted a strong list of potential acquisition targets and, once we close on our transaction with GigCapital, we plan to aggressively act on these opportunities.

Thank you so much for your time and let me now turn the call back over to Avi.

Dr. Avi Katz:

Thank you, Terry, for this excellent summary. I now want to share some of the benchmarking analysis we included on Slides 17 and 18.

Turning now to Slide 17, in our benchmarking analysis, based on the accounts table we have included in this presentation, Kaleyra is trading at about a 64% discount to the comparison group enterprise value of 2019 sales estimated multiplier ratio of 3.6x. Notably, Kaleyra also is expected to outperform nearly all but one company in their expected revenue growth from 2018 to 2019.

Slide 18 exhibits the same benchmarks for the period from 2019 to 2020, where Kaleyra expects revenue growth again stands out, with just one competitor forecasted to have higher growth rate. Here, as well, the EV to 2020 forecasted multiplier discount to the group average is even deeper, approximately 67%, clearly demonstrating that Kaleyra represents a very compelling entry value to fundamental investors.

GigCapital, Inc. and Kaleyra S.p.A. Announce Combination – March 5, 2019

The data shown in Slide 19 reinforces the point I just made. When using a regression analysis of expected revenue growth as a function of the EV to revenue multipliers, one can clearly see again that Kaleyra offers a unique and significant appreciation opportunity to the investors in the fast-growing CPaaS market.

On closing, I want to highlight a few points focusing on the most important ingredients of this combination, as we have listed on Slide 20.

First, Kaleyra is not a new start-up trying to go public. The Company is a well-known brand with a 20-year history of innovation and growth, and is in its very progressive growth stage.

Second, the Management Team is composed of well-recognized, industry leaders of their own merits, and will also now have the added expertise, mentoring and guidance from the GigCapital public company expert leadership.

Also, be sure to recognize the fact that Kaleyra’s financial performance has been exceptional, producing 10 straight years of profitability and delivering above-market growth, and delivering above market growth in a market expected to grow at a CAGR north of 30% through 2022, and where its revenue is expected to nearly double by fiscal year 2021 to about US$200 million.

And finally, with their robust pipeline and new products, a stronger financial public profile post the combination, and expanding market share, Kaleyra is well positioned to become a driving force and industry leader in the CPaaS market.

As you can see, we are all incredibly excited about the partnership between GigCapital and Kaleyra. These are exciting times for both companies and certainly demonstrate the meaningful value generated to both companies’ shareholders through professional deployment of the private-to-public equity transaction methodology. We look forward to keeping you all updated on our process through our public filings and closing this combination in the second half of 2019.

With this, I’d like to conclude the call. I want to thank all of your again for your time and wish all of us a good day. Thank you so much for listening to us.

Operator:

This concludes today’s call, thank you for your participation, and you may now disconnect.

DISCLAIMER

This transcript is being provided for informational purposes and does not constitute a solicitation of proxies in connection with the proposed business combination or related transactions, or an offer to sell, a solicitation of an offer to buy, or a recommendation in respect of, any securities. It has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination and related transactions. The information contained in this transcript is not all-inclusive. Interested parties are referred to, and advised to read, the preliminary and definitive proxy statements that are expected in due course to be filed with the SEC and mailed to the stockholders of GigCapital as of a record date that GigCapital’s board of directors will set in respect of the GigCapital stockholders’ meeting to consider the proposed business combination and related transactions.